April    , 2016

Board of Trustees, ALPS ETF Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

Board of Trustees, Janus Detroit Street Trust

151 Detroit Street

Denver, Colorado 80206

Re:

Agreement and Plan of Reorganization and Termination, dated [ ], 2016 (“Agreement I”), between ALPS ETF Trust (the “Existing Trust”), a statutory trust created under the laws of the State of Delaware, on behalf of Janus Velocity Tail Risk Hedged Large Cap ETF (“Existing Fund I”), and Janus Detroit Street Trust (the “New Trust”), a statutory trust created under the laws of the State of Delaware, on behalf of its newly created series, Janus Velocity Tail Risk Hedged Large Cap ETF (“New Fund I”); and

Agreement and Plan of Reorganization and Termination, dated [ ], 2016 (“Agreement II” and, together with Agreement I, the “Agreements” and each an “Agreement”), between the Existing Trust, on behalf of Janus Velocity Volatility Hedged Large Cap ETF (“Existing Fund II” and, together with Existing Fund I, the “Existing Funds” and each an “Existing Fund”), and the New Trust, on behalf of its newly created series, Janus Velocity Volatility Hedged Large Cap ETF (“New Fund II” and, together with New Fund I, the “New Funds” and each a “New Fund”)

Ladies and Gentlemen:

You have requested our opinion concerning certain federal income tax consequences of the reorganization of each Existing Fund, which will consist of: (1) the acquisition by New Trust, on behalf of each New Fund, of all of the property, assets and goodwill of the corresponding Existing Fund in exchange for (a) voting shares of beneficial interest in New Fund (“New Fund Shares”) of equal value (taking into account cash in lieu of fractional shares) to the net assets of the Existing Fund, (b) cash in lieu of fractional shares of New Fund, and (c) the assumption by the New Fund of all of such Existing Fund’s obligations and liabilities; (2) the distribution of the New Fund Shares and cash in lieu of fractional shares pro rata to the Existing Fund shareholders in exchange for their shares therein (the “Existing Fund Shares”) and in complete liquidation of

Board of Trustees, ALPS ETF Trust

Board of Trustees, Janus Detroit Street Trust

April [    ], 2016

the Existing Fund (for federal tax purposes); and (3) the dissolution of the Existing Fund as soon as is practicable after the Closing, all upon and subject to the terms and conditions of the Agreement (each, a “Reorganization”). Each New Fund will be a shell series, without assets (other than seed capital) or liabilities, created for the purpose of acquiring the assets and liabilities of the corresponding Existing Fund. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Agreement.

In rendering our opinion, we have reviewed and relied upon: (a) a copy of the executed Agreements, each dated [date], 2016; (b) the proxy statement provided to shareholders of each Existing Fund in connection with a special meeting of the shareholders held on [date], 2016; (c) certain representations concerning each Reorganization made to us by New Trust, on behalf of each New Fund, and Existing Trust, on behalf of each Existing Fund, in letters dated the date hereof (the “Representation Letter”); (d) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (e) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.

For purposes of this opinion, we have assumed that each Existing Fund on the Closing Date of the applicable Reorganization satisfies, and immediately following the Closing Date of the Reorganization, each New Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company.

Based on the foregoing, and provided each Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the terms of the Agreement and the statements in the Representation Letter for the Existing Fund and New Fund, it is our opinion with respect to each Reorganization that for federal income tax purposes:

(1)

The acquisition by the New Fund of all of the assets of the Existing Fund in exchange for New Fund Shares, cash in lieu of fractional shares of New Fund, and the assumption by the New Fund of all of the liabilities of Existing Fund, followed by the distribution by the Existing Fund to its shareholders of the New Fund Shares and such cash in lieu of fractional shares in complete liquidation of the Existing Fund, will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and the Existing Fund and the New Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

(2)

No gain or loss will be recognized by the Existing Fund upon the transfer of all of its assets to, and assumption of all of its liabilities by, the New Fund in exchange for New Fund Shares (and cash in lieu of fractional shares) pursuant to Section 361(a) and Section 357(a) of the Code.

(3)	No gain or loss will be recognized by the New Fund upon the receipt by it of all of the assets of the Existing Fund in exchange for the New Fund Shares, cash in

Board of Trustees, ALPS ETF Trust

Board of Trustees, Janus Detroit Street Trust

April [    ], 2016

lieu of fractional shares, and the assumption by the New Fund of all of the liabilities of the Existing Fund pursuant to Section 1032(a) of the Code.

(4)

No gain or loss will be recognized by the Existing Fund upon the distribution of the New Fund Shares and cash in lieu of fractional shares by the Existing Fund to its shareholders in complete liquidation (in pursuance of the Agreement) pursuant to Section 361(c)(1) of the Code.

(5)

The tax basis of the assets of the Existing Fund received by the New Fund will be the same as the tax basis of such assets in the hands of the Existing Fund immediately prior to the transfer pursuant to Section 362(b) of the Code.

(6)

The holding periods of the assets of the Existing Fund in the hands of the New Fund will include the periods during which such assets were held by the Existing Fund pursuant to Section 1223(2) of the Code (except where the New Fund’s investments activities have the effect of reducing or eliminating such holding period).

(7)

No gain or loss will be recognized by the shareholders of the Existing Fund upon the exchange of all of their Existing Fund Shares for the New Fund Shares pursuant to Section 354(a) of the Code, except with respect to cash received in lieu of fractional shares.

(8)

The aggregate tax basis of the New Fund Shares received by a shareholder of the Existing Fund will be the same as the aggregate tax basis of the full Existing Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code, reduced by the amount of any tax basis allocable to a fractional Existing Fund share for which cash is received.

(9)

The holding period of the New Fund Shares received by a shareholder of the Existing Fund will include the holding period of the Existing Fund Shares exchanged therefor, provided that the shareholder held the Existing Fund Shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.

(10)

For purposes of section 381 of the Code, the New Fund will be treated just as the Existing Fund would have been treated if there had been no Reorganization. Accordingly, the Reorganization will not result in the termination of the Existing Fund’s taxable year, the Existing Fund’s tax attributes enumerated in section 381(c) of the Code will be taken into account by the New Fund as if there had been no Reorganization, and the part of the Existing Fund’s taxable year before the Reorganization will be included in the New Fund’s taxable year after the Reorganization.

Board of Trustees, ALPS ETF Trust

Board of Trustees, Janus Detroit Street Trust

April [    ], 2016

Notwithstanding anything to the contrary herein, we express no opinion as to the effect of the Reorganization on the Existing Fund or the New Fund with respect to any asset as to which any unrealized gain or loss is required to be recognized for federal income tax purposes on the termination or transfer thereof regardless of whether such transfer would otherwise be a non-taxable transaction under the Code.

An Existing Fund shareholder that receives cash in lieu of a fractional New Fund share in connection with the Reorganization will be treated as having received cash in redemption of such fractional share. The Existing Fund shareholder that receives cash in lieu of a fractional New Fund share will recognize capital gain or loss equal to the difference between the amount of cash deemed received for the fractional share and the shareholder’s tax basis in Existing Fund shares allocable to the fractional share. The capital gain or loss will be a long-term capital gain or loss if the Existing Fund shareholder’s holding period for the Existing Fund Shares is more than one year as of the date of the Reorganization.

Our opinion is based upon the Code, the applicable Income Tax Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

Our opinion is conditioned upon the performance by New Trust, on behalf of the New Fund and the Existing Fund, of its undertakings in the Agreement and the Representation Letter. Our opinion is limited to the federal income tax consequences of the Reorganization set forth above, and we express no other opinion to any party as to the tax consequences, whether federal, state, local or foreign, with respect to (i) any other transaction or (ii) the effect, if any, of the Reorganization on any transaction not consummated in accordance with the Agreement and/or the effect, if any, of any such other transaction on the Reorganization.

Very truly yours,

STRADLEY RONON STEVENS & YOUNG, LLP